Mail Stop 4561

August 17, 2006

Mr. Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard
Suite 900
Uniondale, NY 11553

       Re: **Arbor Realty Trust, Inc.**
               Form 10-K for the year ended December 31, 2005
               Filed March 15, 2006
               File No. 001-32136

Dear Mr. Elenio:

     We have completed our review of the forms listed above and related filings and have no further comments at this time.

               Sincerely,

               Linda van Doorn
               Senior Assistant Chief Accountant